GREGG APPLIANCES, INC.

4151 East 96th Street

Indianapolis, Indiana 46240

August 18, 2005

VIA FACSIMILE (202) 942-9648 AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

Re:	Gregg Appliances, Inc.

Registration Statement on Form S-4 (File No. 333-126486)

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-4 (File No. 333-126486) (the “Registration Statement”) filed on July 8, 2005 by Gregg Appliances, Inc., an Indiana corporation (“Gregg”), as amended by Amendment No. 1 to the Registration Statement filed on August 18, 2005, in connection with the proposed exchange offer (the “Exchange Offer”) by Gregg of $165,000,000 aggregate principal amount of 9% Senior Notes Due 2013 (the “New Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”) in exchange for an equal aggregate principal amount of 9% Senior Notes Due 2013 of Gregg (the “Old Notes”). Gregg is referred to herein as the “Issuer”.

In connection with the Exchange Offer, the Issuer hereby represents that:

(i) the Issuer is registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Shearman & Sterling (available July 2, 1993) with respect to the participation by broker-dealers;

(ii) the Issuer has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer; and to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer;

(iii) the Issuer will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (A) could

Securities and Exchange Commission

August 18, 2005

not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect and (B) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K; and

(iv) if any broker-dealer participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, the Issuer will (A) make each such broker-dealer aware (through the prospectus used for the Exchange Offer) that any broker-dealer that holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in subparagraph (iii) above (such prospectus may be the prospectus used for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions, which plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by such broker-dealer) and (B) include in the transmittal materials to be executed by the exchange offeree in order to participate in the Exchange Offer a provision to the effect that if a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities exchanges such Old Notes for New Notes pursuant to the Exchange Offer, such broker-dealer agrees to deliver a prospectus meeting the requirements of the Securities Act in connection with any New Notes received in respect of such Old Notes pursuant to the Exchange Offer. Such transmittal materials may also include a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer shall not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions, please do not hesitate to call Ann Chamberlain of Bingham McCutchen LLP (212-705-7207) or Michael D. Stout (317-571-7798) of Gregg.

Securities and Exchange Commission

August 18, 2005

Very truly yours,

GREGG APPLIANCES, INC.

By:	/s/ Michael D. Stout
Name:	Michael D. Stout
Title:	Chief Financial Officer

cc:	Ann Chamberlain, Esq.

Bingham McCutchen LLP